

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 8, 2006

Frank S. Sklarsky
Chief Financial Officer
Conagra Foods, Inc.
One ConAgra Drive
Omaha, NE 68102-5001

> **Re:** **Conagra Foods, Inc**.
> **Form 10-K for Fiscal Year Ended May 29, 2005**
> **Filed August 12, 2005**
> **Form 10-Q for Fiscal Quarters Ended August 28, 2005 and November 27, 2005**
> **Filed October 7, 2005 and January 6, 2006**
> **Response Letter Dated February 13, 2006**
> **File No. 1-7275**

Dear Mr. Frank S. Sklarsky:

We have reviewed your filings and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended May 29, 2005

Financial Statements

Note 2, Discontinued Operations and Divestitures, page 51

1.   We note from your response to prior comment five that the PPC shares you received were contractually restricted so that you could not sell any portion of the shares within one year. We further note your statement that with "the consent of PPC, these restrictions could be waived." Confirm, if true, that you could not terminate this restriction by contract or otherwise to cause the requirement to be met within one year, as stipulated by footnote 2 to SFAS 115 or otherwise advise.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jonathan Duersch at (202) 551-3719 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief